

July 7, 2014

<u>Via E-mail</u>
James Tanaka
Chief Securities Counsel – Deputy General Counsel
American Realty Capital
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital – Retail Centers of America II, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 9, 2014**
> **File No. 333-196594**

Dear Mr. Tanaka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

7.   Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the $25.00 per share or $23.75 per share price, as applicable, listed in this offering.

Prospectus Cover Page

8.   Please revise to ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

What are the fees that you pay to the advisor…?, page 12

9.   Please revise to disclose the amount of organizational and offering expenses incurred and paid to date.

10.   On pages 19 and 100, you disclose that you will pay $35,200 or $35.2 million for the financing coordination fee assuming leverage of 75%. Please tell us how you calculated these amounts.

Risk Factors, page 30

11.   Please revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance. Please make conforming changes throughout the document where applicable.

Conflicts of Interest, page 109

Affiliated Dealer Manager, page 114

12.   Please expand your disclosure to discuss the underlying facts of the violations that are the subject of the AWC accepted by FINRA on June 4, 2013.

Investment Strategy, Objectives and Policies, page 121

Changes in Investment Objectives, Policies and Limitations, page 134

13.   We note your disclosure that your investment policies and objectives may be altered by a majority of your independent directors without stockholder approval. Please update your disclosure here or elsewhere as appropriate to disclosure how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Management's Discussion and Analysis of Financial Condition…, page 140

Liquidity and Capital Resources, page 143

14.   We note your disclosure under this heading that you will calculate NAV and will offer shares in you primary offering and under your DRIP at per share NAV within six months following your acquisition of at least $2.0 billion in total portfolio assets. We further note your disclosure on page 181 which indicates that your NAV pricing date will be two years from the effective date of this offering. Please revise to reconcile or explain.

Distributions, page 148

15.   In light of your plans to begin paying distributions no later than the first calendar month in which you make your first real estate investment, please revise your disclosure here to clarify the source(s) of your distributions. To the extent you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Share Repurchase Program, page 201

Share Repurchase Program Generally, page 203

16.   Please note that if you modify or suspend your offering, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement. Please see Rule 415(a)(1)(x) of the Securities Act.

Appendix A, page A-1

17.   Please tell us why you have not presented Tables IV and V.

Exhibit Index

18.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

19.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Peter M. Fass, Esq.
        Proskauer Rose LLP
        Via E-mail